UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 September 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

FORM 20-F  ☒          FORM 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES  ☐          NO  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

10 September 2004: NEW TNT CHINA HEAD OFFICE IN SHANGHAI OPENED IN PRESENCE OF FULL TPG BOARD OF MANAGEMENT

NEW TNT CHINA HEAD OFFICE IN SHANGHAI OPENED IN PRESENCE OF FULL TPG BOARD OF MANAGEMENT

Mail, express and logistics company TPG N.V. reinforced its commitment to China today during a ceremony to mark the opening of the new TNT China head office in Shanghai. The full Board of Management of TPG attended the opening, after a week in China filled with site visits, as well as meetings with key officials, business relations and TNT management and staff. During the opening event Peter Bakker, CEO of TPG, outlined the company’s leadership vision, business model and plans for China.

Peter Bakker: “The impressive visit this week has confirmed to the Board of Management that China indeed has the potential to be a key driver for TPG’s future global growth. We are encouraged by the progress made by our people on the ground. The opening of the new office located at prestigious landmark of Shanghai, People’s Square, obviously is a milestone. But the real difference will be made by our people and their drive, commitment and professional standards to further develop our business in China.”

TPG further outlined its plans to expand its market leadership position in China, leveraged on five key pillars of strength: people, infrastructure, technology, TPG-1 as the business model and commitment to the community.

TPG announced earlier this year that it plans to invest up to € 200 million in the next few years. The business case is based on extensive market research and phased development. China is expected to be the world’s second passenger market by 2010 and the Express market will be the sixth largest in the world. The mail market is expected to grow rapidly in China, creating huge opportunities in Direct Mail business. Based on current growth numbers TPG expects that the number of employees will have increased by tenfold by 2010, compared with today’s levels, and that its China network will have expanded to more than 100 branches serving over 1,000 cities.

Since the start of the activities in 1988, TNT China has built a profitable business in logistics and international express. In 2003 the company generated revenues of €250 million across its integrated mail, logistics and express activities. It currently employs 2,500 staff across the network of 25 depots, and services more than 500 cities in China. TNT China currently operates seven gateways to China - Beijing, Shanghai, Guangzhou, Dalian, Hangzhou, Xiamen and Shenzhen. TNT China is the largest automotive logistics provider in China through its JV with Anji.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

	By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 13 September 2004